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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Information to be included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and
Amendments Thereto Filed Pursuant to Rule 13d-2

Under the Securities Exchange Act of 1934
(Amendment)
PAYCHEX, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
704326 10 7
(CUSIP Number)
DECEMBER 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	704326 10 7	Page	2	of	4

1	NAMES OF REPORTING PERSONS: B. Thomas Golisano

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		38,168,482

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		584,261

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		38,168,482

WITH:	8	SHARED DISPOSITIVE POWER:

		584,261

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	38,752,743

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	10.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP NO.704326 10 7	Schedule 13G/A	Page 3 of 4
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
PAYCHEX, INC.
(Name of Company)

Item 1.	(a)	Name of Issuer:

Paychex, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

911 Panorama Trail South
Rochester, NY 14625

Item 2.	(a)	Name of Person Filing:

B. Thomas Golisano

	(b)	Address of Principal Business Office, or, if None, Residence:

1 Fishers Road
Pittsford, NY 14534

	(c)	Citizenship:

United States

	(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

	(e)	CUSIP Number:

704326 10 7

Item 3.	Not Applicable

CUSIP NO.704326 10 7	Schedule 13G/A	Page 4 of 4

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:		38,752,743
	(b)	Percent of Class:		10.2%
	(c)	Number of Shares as to Which Such Person Has:
		(i)	Sole Power to Vote or to Direct the Vote:	38,168,482
		(ii)	Shared Power to Vote or to Direct the Vote:	584,261
		(iii)	Sole Power to Dispose or to Direct the Disposition of:	38,168,482
		(iv)	Shared Power to Dispose or to Direct the Disposition of:	584,261

Item 5.	Ownership of Five Percent or Less of a Class.

	Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

	Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

	Not Applicable.

Item 9.	Notice of Dissolution of Group.

	Not Applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2006

/s/ B. Thomas Golisano

B. Thomas Golisano